Part III: Manner of Operations

Item 1: Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

☐Investment Companies   ☐ Retail Investors   ☐ Issuers   ☒~~e~~Brokers

☐ NMS Stock ATSs   ☒Asset Managers   ☒~~e~~Principal Trading Firms

☒~~☐~~Hedge Funds   ☒Market Makers   ☒Banks   ☒Dealers

☐ Other